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                                                            EXHIBIT (a)(1)(D)

                                  [TUCOWS MEMO]


FROM:    BRENDA LAZARE

SUBJECT: OFFER TO EXCHANGE OPTIONS

DATE:    DECEMBER 18, 2001


In connection with Tucows' offer to exchange outstanding options having an exercise price of $2.21 per share or more ("eligible options") for new options, attached are revised copies of the Offer to Exchange and the Election Form (collectively, as they may be amended or supplemented from time to time, the "offer"):

The offer has been amended in the following respects in response to comments from the Securities and Exchange Commission. The economic terms of the offer have not changed:

     o To clarify that we do not expect to waive defects or irregularities in tenders of eligible options and, accordingly, you should carefully follow the instructions in the election form.

     o To provide that we anticipate that we will waive conditions unless, in our reasonable judgment, failure to satisfy a particular condition would make it inadvisable for us to proceed with the offer and accept and cancel the tendered options.

     o To provide that if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules provide the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer.

     o To provide that unless we accept the options you have elected for exchange before 12:00 midnight, Eastern Time, on January 25, 2002, you may withdraw your options at any time after January 25, 2002 until they are accepted and canceled.

     o To clarify that, upon the terms and subject to the conditions of the offer, promptly following the expiration date, we WILL accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date.

     o To revise the offer to delete the condition regarding "any change in the general political, market, economic or financial conditions in the

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          United States, Canada or abroad that could" have a material adverse effect on the Company.

     o To provide that all conditions will be satisfied or waived before the expiration date and that we will not assert a condition after the expiration of the offer.

     o To clarify that we will use our reasonable judgment in determining the existence of a condition.

AS PREVIOUSLY INDICATED, THE OFFER EXPIRES AT 5:00 P.M. EASTERN TIME ON DECEMBER 28, 2001.

You should direct questions about this offer or requests for assistance or for additional copies of the Offer to Exchange or the Election Form to Brenda Lazare by (1) telephone at (416) 531-5488; (2) by e-mail at blazare@tucows.com; or (3) by mail to Tucows Inc., 96 Mowat Avenue, Toronto, ON, M6K 3M1, Canada.